

QxD
QUORUM x DIAGNOSTICS

COVID NOW

FIRST AT-HOME COVID-19 ANTIGEN TEST

Applying for EUA:  U.S. FOOD & DRUG
ADMINISTRATION

our mission

Get a COVID test into every American's hand that wants it.



QxD
QUORUM x DIAGNOSTICS



QUORUM x DIAGNOSTICS

Quorum X Diagnostics

- **Medical Diagnostic Company**
- **1.5yr Developing are QXD- Fast test for Pseudomonal Pneumonia**
- **Building Relationships, Building technology and Building infrastructure**



COVID-19

THE WORST PANDEMIC OF OUR LIFETIME

3,145,397 people infected with COVID-19
134,690 deaths due to COVID-19
Number of new cases today: +48,313

Source: worldometers June USA 2020



Daily New Cases
Cases per Day
Data as of 0:00 GMT+0
Novel Coronavirus Daily Cases
200k
150k
100k
50k
0
Jan 22
Jan 30
Feb 07
Feb 15
Feb 23
Mar 02
Mar 10
Mar 18
Mar 26
Apr 03
Apr 11
Apr 19
Apr 27
May 05
May 13
May 21
May 29
Jun 06
Jun 14
Jun 22
Daily Cases
3-day moving average
7-day moving average

01 SITUATION

TO FIGHT THE PANDEMIC WE NEED TO TEST
ACTIVE INSTEAD OF PAST INFECTIONS



vaccinations
Prevents infections
Not available yet



antibody test
Tests **PAST** infections
Available

What is an antigen?
An antigen is a general term for a protein that is located on the outside of a virus. If the virus is present in your body, the antigen is present. Our test will screen for these antigens as a way to identify active infection.





antigen test
Tests **ACTIVE** infections
Prototype ready

02 PROBLEM

CURRENT TESTS ARE NOT GOOD ENOUGH

High costs - visit hospital, doctor or drive-thru
Time - long waiting lines (2-5 hours)
Duration - 1-7 days before receiving the result


COVID -
TEST
DRI

Result

ONLY 12% OF 331,000,000 AMERICANS ARE TESTED

1. Test kit in mailbox



2. Swab your nose



3. Place swab in tube, squish several times and drip onto test strip



4. Wait 15 minutes



5. Take picture



6. Directly contact tele-doctor when positive.



FIRST AT-HOME COVID-19 ANTIGEN TEST



QXD-3 COVID NOW

ANTIGEN TEST
Detects virus in Symptomatic and Asymptomatic patients

EASY & COST EFFICIENT
Execute at home yourself
50 dollars per test 15 min

Phone App

Immediate Contact tracing
Telemedicine

RELIABLE
125 ng/ml NOD,
Sensitivity Data Coming Soon
100% Specificity

VALIDATION
Partnering with Quest
Diagnostics to validate our test.

FDA EUA
Applying for FDA Emergency Use
Authorization by end of summer.



Antigen lateral flow test





- **125 ng/ml LOD**
- **Sensitivity Data Coming Soon**
- **100% Specificity**

Applying for EUA at End of Summer:



U.S. FOOD & DRUG
ADMINISTRATION

Market

August 100,000 cases a day	**100,000**
Contact tracing 100,000 x 10	**1,000,000** (
Over 30 days	**30,000,000** (
Achievable market share	**3%**
Number of units per sale	1
Repetition sales	0
Average selling price	$37.5 (50% direct / 50% indirect)

Potential turnover   **33.8 million USD the first month**

3-month Projections   **100 million USD the first three months**

GO TO MARKET

QXD-3 - COVID NOW CHANNELS

Business to consumer
- Direct delivery
- Drugstores kiosks*

Business to business
meat packing facilities, government agencies, industry, daycares, bars, and restaurants.

QXD-3 - COVID NOW PRICING MODEL

Production costs of one test kit	**$3-4**
Direct selling price	**$50**
Indirect selling price	
Wholesale buying price:	**$25**
Recommended retail price:	**$50**

FOCUS ON HARD-HIT AND HIGH POPULATED CITIES



Direct delivery

Convenient and safe online shop with quick delivery times that focuses on the largest hard-hit and the largest cities in the US: New York City, Los Angeles, Chicago, Houston, Philadelphia, Phoenix, San Antonio, San Diego, Dallas, San Jose, Austin, Jacksonville, San Francisco, Columbus, Indianapolis, Charlotte, Seattle, Denver, El Paso, Detroit, Miami, Atlanta and Boston.



Drugstores

Expand distribution of QXD-3 test and drug stores and kiosks in the cities above through Telemedicine Service.



B2B

Sales force that focuses on large corporations in meat packing facilities, government agencies, industry, daycares, bars, and restaurant chains.

99% OF OUR COMPETITION FOCUSES ON PCR BASED TECHNOLOGY

WHY ARE WE BETTER?



FASTER
15 minutes versus days



MORE CONVENIENT
Simply test at-home



CHEAPER
$50 versus $60-200

07 COMPETITION



DIAGNOSTICS

Vasudev Bailey, PhD — @vasudevbailey
Zoe Guttendorf — @zoeguttendorf

Product	Company	Test Type	Result Time (hr)	Approval Status
1. TaqPath COVID-19 Combo Kit	Thermo Fisher	PCR	4	FDA Emergency
2. cobas SARS-CoV-2 Test	Roche	PCR	24	FDA Emergency
3. Panther Fusion SARS-CoV-2 Assay	Hologic	PCR	3	FDA Emergency
4. Covid-19 RT-PCR test	LabCorp	PCR	24	FDA Emergency
5. Quest SARS-CoV-2 rRT-PCR	Quest	PCR	-	FDA Emergency
6. Lyra SARS-CoV-2 Assay	Quidel	PCR	-	FDA Emergency
7. NY SARS-CoV-2 Real-time RT-PCR	Wadsworth Center, NY	PCR	-	FDA Emergency
8. 2019-nCoV Real-Time RT-PCR Dx Panel	CDC	PCR	-	FDA Emergency
9. RealTime SARS-CoV-2	Abbott	PCR	-	FDA Emergency
10. ePlex SARS-CoV-2 Test	GenMark Diagnostics	PCR	-	FDA Emergency
11. Simplexa COVID-19 Direct	DiaSorin Molecular	PCR	1	FDA Emergency
12. VIASURE SARS-CoV-2 Real Time PCR-BD MAX	CerTest Biotec, BD	PCR	3	CE Mark
13. Logix Smart Coronavirus COVID-19 Test	Co-Diagnostics	PCR	-	CE Mark
14. Explify Respiratory	IDbyDNA	NGS	24-48	LDT
15. AvellinoCoV2	Avellino Labs	Genetic Test*	24-48	LDT
16. SARS-CoV-2 Assay on NeuMoDx 288/96	NeuMoDx	PCR	1.5	EUA Submitted

Accomplishments

- Prototype - **completed**

- Test samples – **partnering with Quest Diagnostics to validate our technology**

- App development - **started**

- Patent - **pending**

- FDA application - **EUA will apply at the end of the summer**

Key Milestones

- Manufacturing

- Clinicals

- EUA application

- Go to market

- Distribution

PHD SCIENTISTS, RESEARCHERS AND CONSULTANTS



Dr. Maria Nagy
ceo | phd in microbiology



Dr. Angel A. Rivera
cto | phd +80 journal articles



Dr. Rodney Nash
advisor | phd & ceo jeevan bioscience



Azad Rahman
advisor | former Deloitte manager



Eric Woods
advisor | phd candidate &
former patent examiner



Dr. Navi Jhita
advisor | md post doc immunology

300K
required funding

50K-Prototype optimization and sensitivity data-3-4 weeks
250K-Manufacturing, CRO, Clinical Data, EUA, in 3 months.

SAFE 3.000.000 dollar valuation
115K of 300K capital secured
Lead investor identified
25K minimum



SIMILAR COMPANY ACQUISITIONS - 2016

- 1# **Alere,** acquired by **Abbott** for **$5.3B**  **Company we are emulating**

- 2# **Cepheid** acquired by **Danaher** for **$4B**

- 3# **Hologic's** acquired by **Grifols** for **$1.85B**



QxD

JORUM x DIAGNO

Contact us

Phone: (404)513-3347

E-mail: maria@quorumxdiagnostics.com

Address: 1860 Montreal Rd. Tucker, GA 30084

1) First **At-Home COVID Antigen** Test, Phone app contact tracing & telemedicine connectivity

2) Second Prototype for Pseudomonal Pneumonia ready

3) 300K raise SAFE on a 3M valuation, 25K minimum

COVID NOW